

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2023

Grant Fitz
Chief Financial Officer
MYERS INDUSTRIES INC
1293 S. Main Street
Akron, Ohio 44301

   Re: MYERS INDUSTRIES INC
    Form 10-K for Fiscal Year Ended December 31, 2022
    Filed March 3, 2023
    File No. 001-08524

Dear Grant Fitz:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Office of Industrial Applications and Services